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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         Tel-Instrument Electronics Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879165207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 George J. Leon
--------------------------------------------------------------------------------
                          The George Leon Family Trust
                       c/o Tel-Instrument Electronics Corp
                       728 Garden St., Carlstadt, NJ 07072
                                 (201) 933-1600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D

CUSIP No.

--------------------------------------------------------------------------------

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        George J. Leon and The George Leon Family Trust

--------------------------------------------------------------------------------

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                        (a)

                        (b)       [X]

--------------------------------------------------------------------------------

                  3. SEC Use Only

--------------------------------------------------------------------------------

                  4. Source of Funds (See Instructions) PF (Personal Funds) (Individual and of the Trust)

                  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                  6. Citizenship or Place of Organization Canadian citizen for Mr. Leon and place of organization of the Trust

                  7. Sole Voting Power Mr. Leon has sole voting power of 9,550 shares and control over 299,517 shares in the The George Leon Family Trust

--------------------------------------------------------------------------------

                  8.    Shared Voting Power  -0-

--------------------------------------------------------------------------------

Number of
Shares
Beneficially      9.    Sole  Dispositive Power  Mr. Leon  has sole voting power
Owned by                of 9,550 shares and control  over 299,517  shares in The
Each Person             George Leon Family Trust
With

                  10.   Shared Dispositive Power  -0-

--------------------------------------------------------------------------------

                  11. Aggregate Amount Beneficially Owned by Each Reporting Person 309,067 (14.4%) of 2,144,151 shares outstanding

--------------------------------------------------------------------------------

                  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                  13. Percent of Class Represented by Amount in Row (11) 14.4% of 2,144,151 shares outstanding

--------------------------------------------------------------------------------

                  14.   Type of Reporting person (See Instructions)
                        IN (Individual)
                        00 Trust Fund

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

      This Statement relates to shares of common stock, $.10 par value per share (the "Common Stock"), of Tel-Instrument Electronics Corp (the "Company"), whose principal executive offices are at 728 Garden St., Carlstadt, NJ 07072.

Item 2. Identity and Background

      (a)   George J. Leon
            The George Leon Family Trust, a trust organized in Canada

      (b)   c/o Tel-Instrument  Electronics Corp, 728 Garden St., Carlstadt,  NJ
            07072

      (c) Mr. Leon is an investment manager and a beneficiary of The George Leon Family Trust. He is also a Director of the company.

      (d) Neither Mr. Leon nor the trust has not been convicted in a criminal proceeding.

      (e) The Reporting Person(s) have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Item 6 on the cover is hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

      The shares purchased were first purchased in 1988 with personal funds or trust funds, respectively.

Item 4. Purpose of Transaction

      The purchase of shares of common stock of Tel-Instrument Electronics Corp was made in 1988 for investment purposes only and reporting is now required because the Company filed a Form 8A in February 2004. The Reporting Person has been a director since 1988 and has no individual plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(l), inclusive, of Item 4 of Schedule 13D, except to the extent that the Company's Board of Directors of which he is a member has or may decide on such matters. Such person, may, at any time, and from time to time, review or reconsider their position with respect to any such matters, but have no present intention of doing so.

Item 5. Interest in Securities of Issuer

                                             Amount of     Average      Where and How
                                             Securities    Price per    Transactions were
Identity of Person    Date of Transaction    Involved      Share        Effected.
------------------    -------------------    ----------    ----------   -----------------

      Incorporate by reference items 7 through 11 on the cover page for Item 5A and Item 5B.

      Mr. Leon has stock options for 23,300 shares originally issued at an exercise price equal to the market price on the date of issuance. Options expire in 5 years and are exercisable for 20% of the shares on the first 3 anniversaries of the grant date and 40% on the fourth anniversary of the grant date.

Item 6.  Contracts,    Arrangements,   Understandings   or   Relationships  with
         Respect to Securities of the Issuer

      Mr. Leon is a manager and a beneficiary of the trust. The trust agreement provides _____ that a majority of the managers may elect or remove any manager

Item 7. Material to be Filed as Exhibits

      a)    Letter from George Leon

      b) Stock option plan and agreement incorporated by reference, filed as an exhibit to the Company's Form 10K dated March 31, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2004                                         /s/George J. Leon

                                                                   April 1, 2004

                              Statement Pursuant to
                             Rule 13(d)(k)(i) Under
                       The Securities Exchange Act of 1934

      Each of us hereby agrees to file one joint Schedule 13D, and any

Amendments, in connection with our ownership of Common Stock of Tel-Instrument Electronics Corp.

                                             By: /s/George J. Leon

                                             By: /s/The George Leon Family Trust